UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALLIED ESPORTS ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09216T107

(CUSIP Number)

Kenneth DeCubellis

Black Ridge Oil & Gas, Inc.

110 North 5th Street, Suite 410

Minneapolis, MN 55403

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

With a copy to:

Allison Hushek, Esq.

Allied Esports Entertainment, Inc.

17877 Von Karman Avenue, Suite 300

Irvine, California, 92614

August 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Black Ridge Oil & Gas, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,190,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,190,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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CUSIP No. 09216T107

1	NAME OF REPORTING PERSONS Ken DeCubellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Other – See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,190,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,190,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 09216T107

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $0.0001 par value, of Allied Esports Entertainment, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 17877 Von Karman Avenue, Suite 300, Irvine, California, 92614. Prior to August 9, 2019, the name of the Company was Black Ridge Acquisition Corp.

Item 2.	Identity and Background.

(a) This Amendment is being filed jointly by the following persons (the “Reporting Persons”):

●	Black Ridge Oil & Gas, Inc. (“Black Ridge”), a Delaware corporation; and

●	Kenneth DeCubellis, an individual who is a director and chief executive officer of Black Ridge.

(b) The principal office and place of business for Black Ridge and Mr. DeCubellis is 110 North 5th Street, Suite 410, Minneapolis, MN 55403.

(c) Black Ridge’s principal business activities involve managing assets. Kenneth DeCubellis is an individual who is a director and chief executive officer of Black Ridge.

(d) - (e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Black Ridge is a Delaware corporation. Mr. DeCubellis is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired additional securities of the Company in certain transactions pursuant to the Agreement and Plan of Merger, dated as of December 19, 2018 and amended by the Amendment dated August 5, 2019 (as so amended, the “Merger Agreement”), by and among the Company, Black Ridge Merger Sub Corp. (“Merger Sub”), Allied Esports Media, Inc. (“AEM”), Noble Link Global Limited (“Noble”), Ourgame, and Primo Vital. On August 9, 2019 (the “Effective Date”), such parties completed merger transactions (the “Mergers”) and other related transactions (together with the Mergers, the “Transactions”) under which, among other things, AEM became a wholly-owned subsidiary of the Company and the Company assumed ownership of the businesses of Allied Esports (“Allied Esports”) and the World Poker Tour® (“WPT”).

In connection with the Transactions on the Effective Date, the Reporting Persons acquired beneficial ownership of certain additional securities of the Company and disposed of beneficial ownership of certain securities of the Company, as described in Item 5. The acquisitions involved the conversion of certain previously existing rights and convertible notes as described in Item 5.

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Item 4.	Purpose of Transaction.

As described in Item 5, the Reporting Persons acquired beneficial ownership of certain additional securities of the Company as a result of the conversion of certain previously existing rights and convertible notes in connection with the Transactions. The Reporting Persons also disposed of beneficial ownership of certain securities of the Company for no consideration in order to facilitate the consummation of the Transactions.

The Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) - (b) Black Ridge beneficially owns 3,190,500 shares of common stock of the Company, representing 11.9% of the issued and outstanding common stock. (All percentages are based on 23,088,700 outstanding shares as reported in the Company’s Form 8-K report filed on August 15, 2019.) This beneficial ownership includes 2,685,500 outstanding shares and 505,000 shares that may be purchased within 60 days of the date hereof pursuant to certain warrants described below. Black Ridge shares the power to vote or direct the voting of all of such shares and shares the power to dispose or direct the disposition of all of such shares.

Mr. DeCubellis beneficially owns 3,190,500 shares of common stock of the Company, representing 11.9% of the issued and outstanding common stock. This beneficial ownership includes 2,685,500 outstanding shares and 505,000 shares that may be purchased within 60 days of the date hereof pursuant to certain warrants described below. Mr. DeCubellis shares the power to vote or direct the voting of all of such shares and shares the power to dispose or direct the disposition of all of such shares.

(c) The Transactions in which the Reporting Persons acquired or disposed of beneficial ownership of securities of Black Ridge in the past sixty days are as follows:

1. Prior to the Effective Date, Black Ridge purchased 445,000 units of the Company. Each unit was entitled to one share of common stock, one warrant to purchases common stock, and a right to one-tenth of a share of common stock upon the consummation of a business combination by the Company. On the Effective Date in connection with the merger of AEM with the Company, such units were automatically converted into 445,000 shares of common stock, 445,000 warrants to purchase common stock, and 445,000 rights to purchase one-tenth of a share of common stock. The rights were simultaneously converted into an additional 44,500 shares of common stock. The warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019.

2. Black Ridge was entitled to an additional 60,000 units upon conversion of convertible promissory notes issued by the Company to Black Ridge, which had an aggregate outstanding principal amount of $600,000 and accrued no interest, at a rate of $10 per unit. On the Effective Date in connection with the merger of AEM with the Company, the notes were converted into 60,000 shares of common stock, 60,000 warrants to purchase common stock, and 60,000 rights to purchase one-tenth of a share of common stock. The rights were simultaneously converted into an additional 6,000 shares of common stock. The warrants have a term of five years, an exercise price of $11.50 per share, and are exercisable commencing September 9, 2019.

3. On the Effective Date, Black Ridge transferred 600,000 shares of the Company’s common stock to Primo Vital Limited for no consideration, in order to facilitate the consummation of the Transactions.

4. On the Effective Date, Black Ridge transferred 720,000 shares of the Company’s common stock to subscribers in the issuer's private placement that closed on the Effective Date for no consideration, in order to facilitate the consummation of the Transactions.

(d) Not applicable.

(e) Not Applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization dated December 19, 2018 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed December 20, 2018)
2.2	Amendment to Agreement and Plan of Reorganization dated August 5, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed August 15, 2019).
2.3

Agreement of Merger dated August 9, 2019 between Noble Link Global Limited and Allied Esports Media, Inc (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed August 15, 2019).

2.4

Plan of Merger dated August 9, 2019 between Noble Link Global Limited and Allied Esports Media, Inc. (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed August 15, 2019).

10.1	Form of Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Form S-1/A filed September 22, 2017)
99.1	Agreement to File Jointly (attached herewith)

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CUSIP No. 09216T107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019

BLACK RIDGE OIL & GAS, INC.

By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis
Chief Executive Officer

By:	/s/ Kenneth DeCubellis
Kenneth DeCubellis

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